Mail Stop 3561

January 23, 2009

Mr. Bernard Zimmerman
President and Chief Executive Officer
FCCC, Inc
200 Connecticut Avenue
Norwalk, CT 06854

      Re: **FCCC, Inc**
              Form 10-KSB for the Fiscal Year Ended
              March 31, 2008
              Form 10-Q for the Quarter Ended
              June 30, 2008
              Form 10-Q for the Quarter Ended
              September 30, 2008
              Supplemental Response dated January 16, 2009
              File No. 001-08589

Dear Mr. Zimmerman:

      We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2008

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 17

1. We reviewed your response to our prior comment two. We note that you continue to believe your disclosure controls and procedures are effective because the omission of management's report on internal control over financial reporting was considered an oversight. We also note your statement that our prior comment two did call to your attention that you "should continuously strive to follow the disclosure controls and procedures as diligently as possible." Please note that the point of effective disclosure controls and procedures is to preclude "oversights" and that it appears to us that your disclosure controls and procedures were not effective. Based on the foregoing and the omission of both (i) the entire management report on internal control over financial reporting required by Item 308T of Regulation S-K and (ii) complete disclosure required by Item 308(c) of Regulation S-K, it remains unclear how you support your conclusion that your disclosure controls and procedures are effective. Please advise.

Section 906 Certification

2. We note the Section 906 Certifications for <u>each</u> of your proposed amended filings state that "…information contained in the report fairly presents, in all material respects, the financial condition and results of operations of Dell." Please revise to furnish a Section 906 certification for FCCC, Inc. or tell us why you believe your reference to Dell is appropriate.

Form 10-Q for the Quarter Ended June 30, 2008 and
Form 10-Q for the Quarter Ended September 30, 2008.

Item 3. Controls and Procedures, page 7

3. We reviewed your response to our prior comment eight. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Considering (i) you did not identify which controls and procedures you evaluated (i.e. disclosure controls and procedures per Item 307 of Regulation S-K), (ii) you evaluated your disclosure controls and procedures within 90 days prior to filing versus as of the end of the period covered by the report and (iii) you did not provide disclosure of changes in your internal controls for the period required by Item 308(c) of Regulation S-K, tell us how you support your conclusion that your disclosure controls and procedures are effective.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services